Mail Stop 6010

July 7, 2006

Mr. John Ornell
Chief Financial Officer
Waters Corporation.
34 Maple Street
Milford, Massachusetts 01757

      Re: **Waters Corporation**
                Form 10-K for the Year Ended December 31, 2005 and related filings
                Form 10-Q for the Quarter Ended March 31, 2006
                File No. 001-14010

Dear Mr.Ornell:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those items we have addressed in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

1.   We note that you present a 2005 effective tax rate excluding the one time income tax expense related to your repatriation. In future filings, when presenting similar non-GAAP measures, please provide all the disclosures required by Item 10(e) of Regulation S-K and comply fully with the guidance provided in the Division of Corporation Finance Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Otherwise, revise future filings to only present an effective rate based on your GAAP results.

Consolidated Financial Statements, page 44

Note 11. Income Taxes, page 61

2.   We note that you reversed approximately $92.5 million of your valuation allowance related to your deferred tax assets with a credit of $78.8 million to additional paid-capital and the remainder to goodwill in fiscal 2005 since you believe that an appropriate level of profitability had been established and that it is more likely than not that the deferred tax asset will be realized in the future. Please tell us and revise this note and MD&A in future filings to address the following:

- Provide an enhanced discussion of the reasons why you believe that the realization of the deferred tax assets was more likely than not at December 31, 2005 and the facts and circumstances that changed from fiscal 2004 to fiscal 2005.
- Clarify whether the reversal of your deferred tax asset related to your maintenance of an appropriate taxable income generated within your U.S. operations or foreign operations, or to stock option deductions, etc.
- Discuss why it was appropriate to credit additional paid-in capital for $78.8 million.

Note 20. Business Segment Information, page 76

3.   We note within MD&A the discussions of how revenues from your various products and services impacted your results in each reported period. Please revise this note in future filings to present your revenues from external customers by product and services as required by paragraph 37 of SFAS 131.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3671 if you have questions regarding these comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant